Leonard E. Neilson
                           A PROFESSIONAL CORPORATION

LEONARD E. NEILSON                         8160 SOUTH HIGHLAND DRIVE, SUITE 104
ATTORNEY AT LAW                                               SANDY, UTAH 84093
                                                    TELEPHONE:  (801)  733-0800
                                                          FAX:  (801)  733-0808
                                                   E-MAIL:  LNEILSONLAW@AOL.COM

                                 March 26, 2007



Securities and Exchange Commission
Attention:   John Reynolds, Assistant Director
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGARLink

     Re: LILM, Inc.
         Amendment No. 3 to
         Registration Statement on Form 10-SB
         SEC File No.   000-51872

Dear Mr. Reynolds:

     In response to your letter dated January 12, 2007, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of the Registrant, LILM, Inc. ("LILM" or the "Company"). Please be advised that additional changes have been made to the registration statement as required to update the information therein and all changes are appropriately marked. Financial statements have been updated and revised as necessary.

Stock Offering
--------------

     1. In response to your comment, we have added a new second paragraph under the "Stock Offering" subheading on page 4 to address Mr. Stilwell's background and qualifications.

     Please note that Mr. Stilwell is a licensed sales representative, but is not registered as a broker- dealer. Under Nevada Revised Statutes ("NRS) 90.220, a sales representative is specifically excluded from the definition of "broker-dealer." NRS 90-285 defines "sales representative" as "a natural person other than a broker-dealer, authorized to act and acting for a broker-dealer or issuer effecting or attempting to effect purchases or sales of securities." Thus, Mr. Stilwell was acting as a sales representative of the Company and was not required to be registered as a broker-dealer. In connection with the Company's registration statement filed with the State of Nevada, Mr. Stilwell submitted a Uniform Application for Securities Industry Registration or Transfer (Form U-4).

     Under Nevada law, securities need not be offered through a broker-dealer, but may be offered by a sales representative acting on behalf of the issuer. Other than being engaged as the Company's sales representative, Mr. Stilwell was not otherwise associated with the Company and was not considered an associated person of the issuer. Accordingly, the Company did not rely on Rule 3a4-1 of the Securities Exchange Act of 1934.

     2. The new second paragraph under the "Stock Offering" subheading on page 4 discloses that Mr. Stilwell did not have any other relationship or affiliation with LILM or its management, except as the Company's sales representative.

Securities and Exchange Commission
John Reynolds, Assistant Director
March 26, 2007
Page 2

Future Milestones
-----------------

     3. We have expanded the last paragraph under the "Future Milestones" subheading on page 14 and added a new second paragraph under "Plan of Operations" on page 12 to discuss alternative plans if the Company is unable to achieve its milestones.

Item 6.  Executive Compensation
-------------------------------

     4. We have revised the first paragraph under "Item 6 - Executive Compensation" on page 19 to indicate the number of hours per week that Mr. Norman will devote to the Company in 2007.

     5. The second paragraph under "Item 6 - Executive Compensation" on page 19 has been updated to indicate that the Company has not paid any salaries or other compensation to its officers or directors for the years ended December 31, 2005 and 2006. Also, please note that the Company's directors intend to defer any compensation until such time as business conditions warrant.

Item 8.  Description of Securities
----------------------------------
Common Stock
------------

     6. Please note that our prior disclosure under "Item 8 - Description of Securities" included the statement that "2,583,750 shares are issued and outstanding as of the date hereof." This reference was to the date of the Form 10-SB/A, which was November 27, 2006. In response to your comment, we have changed our disclosure on page 21 to indicate an actual date by stating that "2,583,750 shares were issued and outstanding on March 15, 2007."

Part II.
--------
Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
--------------------------------------------------------------------------------

     7. Please note that the fifth paragraph under "Item 1" on page 22 has been revised to indicate a more recent date for the number of record holders of the Company's common stock.

     8. In response to your comment, we have added a sentence to the end of the fifth paragraph under "Item 1" on page 22 to indicate that the Company does not currently have outstanding any options, warrants or other securities or instruments that are convertible into shares of its common stock.

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

     9. It appears that a dual-dated audit opinion was inadvertently omitted from the prior filing. However, the amended Form 10-SB includes financial statements for the years ended December 31, 2005 and 2006 and with a new audit opinion dated February 28, 2007.

Interim Financial Statements
----------------------------

     10. Please note that interim financial statements have been omitted from the amended Form 10-KSB. However, your comments have been duly noted and reviewed by the Company and the appropriate revisions have been included in the amended Form 10-QSBs being filed for the fiscal quarters ended June 30 and September 30, 2006.

Form 10-QSB for Fiscal Quarters Ended June 30, 2006 and September 30, 2006
--------------------------------------------------------------------------

     11. The Company has amended its Form 10-QSBs for the fiscal quarters ended June 30 and September 30, 2006 to include revised disclosure under "Item 3 - Controls and Procedures" in addition to revised financial statements and disclosure related thereto.

Securities and Exchange Commission
John Reynolds, Assistant Director
March 26, 2007
Page 3

Closing Comments
----------------

     Please   continue   your  review  of  the  LILM   registration   statement.
Correspondences concerning this filing should be directed to this office by phone at (801) 733-0800, or you may send a Fax to (801) 733-0808.

                             Yours truly,

                             /S/ Leonard E. Neilson
                             ----------------------
                             Leonard E. Neilson
:ae


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